SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 16, 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


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16 June 2005

Corus Trading Update - Annual General Meeting

In 2005, global steel industry capacity utilisation is expected to remain high by historical standards. Steel consumption is forecast to increase by around 4% with China continuing to provide the main source of growth. In contrast, European and North American demand is relatively weak.

In Europe, weakness in the construction and automotive sectors has emerged during the first half of 2005. Combined with higher imports, this has hampered efforts to redress the stock build that occurred in the second half of 2004. This in turn, has led to some downward pressure on selling prices.

There are early signs that stock levels in North American markets are reducing. The European market is expected to follow this trend with stock levels expected to revert to normal towards the end of the year. To align production with demand, Corus has reduced steel making output in the second quarter by 70,000 tonnes per month. This policy will be continued with the reduction increasing to 160,000 tonnes per month for the third quarter.

The Group's 'Restoring Success' programme continues to deliver significant benefits in line with plan. Commissioning of the capital investments at Port Talbot and Rotherham are ongoing and benefits will be progressively delivered from the second half of this year.

Consistent with the guidance given at the time of our 2004 preliminary results, the operating performance for the Company in the first half of 2005 is expected to be marginally better than the strong second half of last year. We expect trading conditions to be more difficult during the second half of 2005, particularly as Europe enters the holiday period of July and August. As market conditions permit, it remains Corus' objective to look to recover the progressive impact of raw material cost increases.

At the time of the preliminary results announcement, the Board declared its intention to recommence dividend payments in respect of the current year.

The Board now expects to declare a modest, initial dividend at the time of our interim results on 25th August 2005. This decision reflects the Board's confidence in the Group's underlying, long-term recovery.


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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  June 16, 2005                    By       Theresa Robinson
    --------------------                         ----------------

                                                 Name: Mrs T Robinson
                                                 Group Secretariat Co-ordinator